Exhibit 99.1

LightInTheBox Holding Co., Ltd. Raises Second Quarter 2014 Guidance

BEIJING, China—June 27, 2014 — LightInTheBox Holding Co., Ltd.(NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that it expects its net revenues for the second quarter of 2014 to be between US$86 million and US$88 million, as compared to previously announced net revenue guidance of US$84 million to US$86 million. The updated net revenue guidance represents a year-over-year increase of 19% to 22% from the same period in 2013.

“We are encouraged by the better-than-expected results for the second quarter. We have made good progress in recent quarters, particularly with respect to upgrading our product offerings and enhancing our customer experiences. We look forward to providing investors with more details about our performance on our second quarter earnings conference call,” commented Alan Guo, Chairman and CEO of LightInTheBox.

The results announced today by LightInTheBox reflect the Company’s preliminary views and are subject to change.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
Tel: +86(10) 5692 0099 ext 8124
Email:ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima
Tel: +1 (646) 405-4933
Email:bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE LightInTheBox Holding Co., Ltd.